U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

A.       Name of issuer or person filing ("Filer"):

                                HUMMINGBIRD LTD.

B.       (1) This is (check one):

         [X]      an original filing for the Filer.

         [ ]      an amended filing for the Filer.

         (2) Check the following box if you are filing the Form F-X in paper in
             accordance with Regulation S-T Rule 101(b)(9):      [ ]

C.       Identify the filing in conjunction with which this Form is being filed:

         Name of registrant:                HUMMINGBIRD LTD.

         Form type:                         Schedule 14D-9F

         File Number (if known):            005-50441

         Filed by:                          HUMMINGBIRD LTD.

         Date Filed:                        July 25, 2006
         (if filed concurrently,            (concurrent herewith)
         so indicate)

D.       The Filer is incorporated or organized under the laws of:

                                     Canada

         and has its principal place of business at:

                                 1 Sparks Avenue
                                Toronto, Ontario
                                 Canada, M2H 2W1
                                 (416) 496-2200

E.       The Filer designates and appoints:

                              Hummingbird USA Inc.
                        304 Park Avenue South, 9th Floor
                            New York, New York 10010
                                 (212) 352-7500

as the agent of the Filer ("the Agent") upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) Any investigation or administrative proceeding conducted by the Commission; and

         (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 14D-9F, the securities to which the Form 14D-9F relates and the transactions in such securities.

         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on July 25, 2006.

                                              HUMMINGBIRD LTD.



                                          By: /s/ A. BARRY LITWIN
                                              ----------------------------------
                                              Name:  A. Barry Litwin
                                              Title: President and Chief
                                                     Executive Officer

This statement has been signed by the following person in the capacity indicated on July 25, 2006.


                                              HUMMINGBIRD USA INC.
                                              (Agent for Service)

                                          By:  /s/ A. BARRY LITWIN
                                              ----------------------------------
                                              Name:  A. Barry Litwin
                                              Title: President